

Mail Stop 3561

July 23, 2018

NRG Energy, Inc.
Kirkland B. Andrews
Chief Financial Officer
804 Carnegie Center
Princeton, New Jersey 08540

> **Re:** **NRG Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 1, 2018**
> **File No. 1-15891**

Dear Mr. Andrews:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 1 - Business

Portfolio optimization, page 11

1. We note that during the first quarter of 2018 you entered into agreements to sell your full ownership interest in NRG Yield Inc., your renewables platform, the South Central business, Carlsbad Energy Center, and Buckthorn Solar. Please tell us, if applicable, how you determined these operations did not qualify for held-for-sale and/or discontinued operations classification at both December 31, 2017 and March 31, 2018. See ASC 360-10-45-9 and ASC 205-20-45-1.

Item 8 – Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 21 – Related Party Transactions

Service Agreement and Transition Services Agreement with GenOn, page 200

2. We note that you have classified income from GenOn under the Services Agreement and Transition Services Agreement within continuing operations. Please clarify how you determined these amounts should be included within continuing operations as opposed to discontinued operations. Explain how you accounted for the Services Agreement prior to GenOn's classification within discontinued operations. In doing so, clarify if such amounts were eliminated in the consolidated financial statements as intra-entity transactions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products